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                                                                   Exhibit 99.64


CONSENT OF INDEPENDENT AUDITORS



We hereby consent to the inclusion in this Registration Statement on Form 40-F of Points International Ltd. of our report dated February 16, 2005 relating to the consolidated financial statements for the years ended December 31, 2004 and 2003 and our report dated March 4, 2004 relating to the consolidated financial statements for the years ended December 31, 2003 and 2002. We also consent to the inclusion of the supplemental note entitled "Canadian and United States Accounting Policy Differences" in Exhibit 99.5, which appears in this Registration Statement and which we have also audited in accordance with Canadian Generally Accepted Auditing Standards.




Mintz & Partners LLP


/s/ Mintz & Partners LLP



Chartered Accountants
Toronto, Canada
August 23, 2005